SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant's name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

On July 3, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

By: ______________________

Hanan Eibushitz
Chief Financial Officer

Dated: July 4, 2002

Exhibit 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD. ("EVS") ANNOUNCES

Yoqneam, Israel, July 3, 2002

Elbit Vision Systems Limited (Nasdaq:EVSN) announced today that three of its directors have resigned from its Board of Directors. Each of Mr. Gad Propper and Professor Amotz Weinberg, independent directors, and Ms. Ida Keidar who have served on the Board since 1996 and 1993 respectively, resigned over disagreements with the Company's Chairman and acting CEO, Mr. Nir Alon regarding the Company's funding arrangements. In accordance with Israeli law, the Company will promptly call a shareholders meeting to fill the vacancies on the Company's Board.

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the textile and the non-woven industries. The Company's systems, marketed under the brand I-TEX™ and PRINTEX™, are designed to increase the accuracy, consistency and speed of detecting and identifying defects in the manufacturing process in order to improve product quality and increase production efficiency.

Contact:

Tania Bukshtam – tania@evs.co.il 972-4-993-6418

Forward looking statements in this release with respect to the Company's business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings.